BARNETT & LINN
ATTORNEYS AT LAW
1600 E. Florida Avenue, Suite 214 ● Hemet, CA 92544

www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

December 28, 2020

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Jan Woo, Chief
Matthew Derby, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Katheryn Jacobson, Staff Accountant

Re:	Powerdyne International, Inc. (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form 10
Filed on October 6, 2020
File No. 000-53259

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form 10 (“Amendment No. 2”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated December 8, 2020 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Registration Statement on Form 10

Item 2. Financial Information, page 8

1.	In accordance with your comment we have added disclosure to page 8 regarding crypto currency. In addition, we have added a Risk Factor regarding regulations related to the crypto currency business.

Certain Relationships and Related Transactions, page 13

2.	In response to your comment, we have added disclosure regarding the related party.

Financial Statements

Statements of Operations, page F-5

3.	In accordance with your comment, we have changed the name of the asset. There is no additional depreciation.

Statements of Cash Flows, page F-7

4.	In accordance with your comment, we have added “restated to the Statement of Cash Flows for the year ended December 31, 2019. In addition, our auditor has referenced the restatement in their report. The Balance Sheet was not restated only name changes for PPE and Asset Held for Sale.

4. Summary of Significant Accounting Policies

Accrued Revenue, Page F-10

5.	In accordance with your comment, we have revised the balance sheet caption to “Asset held for Sale”.

Revenue Recognition, page F-12

6.	In accordance with your comment we have added disclose regarding mining crypto coins.

7. Common Stock, page F-13

7.	In accordance with your comment we have added disclosure regarding services rendered.

Notes to Unaudited Condensed Financial Statements-September 3, 2020 and 2019

8. Related Party-Promissory Note, page F-31

8.	In accordance with your comment we have added disclosure to indicate that the debt extinguishment resulted in an “increase in additional paid in capital”.

In view of our financial statements going “stale”, we have included in Amendment No. 2 interim financial statements for the quarter ended September 30, 2020.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB: lg

cc/ Mr. O’Rourke, CEO